Filed by SouthState Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlantic Capital Bancshares, Inc.

Commission File No: 001-37615

Date: October 29, 2021

The following is an excerpt of a transcript of the investor call held on October 28, 2021 related to the Company’s unaudited results of operations and other financial information for the three-month and nine-month periods ended September 30, 2021. Management from Atlantic Capital Bancshares, Inc. (“Atlantic Capital”) participated in this call to provide some commentary on its financial results for the quarter.

Call Participants

EXECUTIVES

Robert R. Hill

Executive Chairman

SouthState Corporation

John C. Corbett

CEO & Director

SouthState Corporation

Douglas L. Williams

President, CEO & Director

Atlantic Capital Bancshares, Inc.

Stephen D. Young

Senior EVP & CSO

SouthState Corporation

William E. Matthews

Senior EVP & CFO

SouthState Corporation

Patrick Oakes

Atlantic Capital Bancshares, Inc.

EVP & CFO

ANALYSTS

Jennifer Haskew Demba

Truist Securities, Inc., Research Division

Christopher William Marinac

Janney Montgomery Scott LLC, Research Division

Broderick Dyer Preston

Stephens Inc., Research Division

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Presentation

Will Matthews: Good morning and welcome to South State’s third quarter 2021 earnings call. This is Will Matthews and joining me on this call are Robert Hill, John Corbett and Steve Young. Doug Williams and Pat Oakes of Atlantic Capital are also joining us to provide some color on their quarter.

The format for this call will be that we will provide prepared remarks, and we will then open it up for questions.

Yesterday evening, both companies issued press releases to announce earnings for Q3 2021. We have also posted presentation slides that we will refer to on today’s call on our Investor Relations website.

Before we begin our remarks, I want to remind you that comments we make may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements we may make are subject to the safe harbor rules. Please review the forward-looking disclaimer and safe harbor language in the press release and presentation for more information about risks and uncertainties which may affect us.

Now I will turn the call over to Robert Hill, Executive Chairman.

Robert Hill: Good morning, and thank you for your interest in SouthState. We are pleased to report our performance for the third quarter. The performance was solid and the team made nice progress in each of our three areas of focus; soundness, profitability and growth. We knew going into 2021 that this would be a year of significant changes for the company: building the foundation for a larger bank, which included new technology and talent. These are difficult changes and take time to digest, but this year has positioned us well for the future.

As an investor, it’s hard to see the benefits in the short-term of an MOE. But the third quarter was a quarter that provided a glimpse into the future opportunities for SouthState. Just as 2021 was a year of change, 2022 will be a year of focusing on ourselves. The internal opportunities for growth, efficiency, advancing talent, technology and building our culture are real and meaningful. We have great markets, strong and growing team, and so many opportunities to make our Company better. We look forward to reporting to you the progress we make in these areas over the next year.

I will now turn the call over to John.

John Corbett: Thank you Robert. Good morning everybody. I hope you and your families are doing well. Throughout the pandemic, we’ve talked about the population migration to the Southeast; the rapid re-opening of our markets and our growing loan pipelines. Not surprising, loan production increased significantly last spring following the vaccine roll-out. And that trend continued in the third quarter. In fact, the loan production of $2.6 billion in the third quarter is a record for us, and is 72% higher than a year ago. Our previous guidance was for mid-single-digit loan growth in the second-half of this year and we exceeded that guidance in the third quarter, with 10% annualized loan growth. Most of the growth was in C&I loans, which has been the trend over the last few quarters. A portion of the C&I loan growth this quarter was associated with seasonal businesses that support hurricane clean-up efforts for large power companies. So some of this quarter’s growth is seasonal and temporary.

Our cash position at 14% of our balance sheet is materially higher than our peers and we are working to deploy the excess cash as interest rates drift upwards. Securities increased by over $700 million last quarter and loans increased by $573 million, excluding PPP. So we deployed about $1.3 billion of our surplus cash into earning assets. The growth in loans and rising rates resulted in our core net interest income growing by $5.8 million in the quarter. We were encouraged by the Fed’s commentary a few weeks ago about tapering their asset purchases and we believe that SouthState is in a unique position to benefit from rising rates over the next year.

Asset quality continues to be a non-event. We have net charge-offs of zero basis point during the quarter. As a result, we released $38.9 million in reserves. After the reserve release, our adjusted earnings per share landed at $1.94 and our return on tangible common equity was 18.7%.

Doug is here with us so we will comment later in the call on another strong quarter at Atlantic Capital. They had 12% loan growth.

I do want to report that we received regulatory approval for the acquisition from the OCC and we are now waiting Federal Reserve approval. The shareholder vote is scheduled for November 16th, so we are hopeful for close in the first quarter. We originally thought that there is a chance that we could convert the computer systems in the first quarter, but it looks more likely in the second quarter. So that will push back the cost savings by about 90 days.

We’ve accomplished a lot strategically, in the last two years. With the MOE in 2020 and the opportunity with Atlantic Capital in 2021. As we look ahead, it only makes sense that 2022 will be a year that we are internally focused rather than focusing on bank M&A. We are going to be focused on continuing our recruiting and our organic loan growth, refining the processes and new technology, and improving our profitability. As we saw in this quarter’s results, 10% loan growth, with an improvement in the expense base and little lift in the interest rates can have a powerful compounding effect in the quarters ahead.

I’ll turn over to Will now to provide further details on the quarter.

Will Matthews: Thanks John. I’ll cover some highlights on margin, noninterest income, and noninterest expense as well as credit and the provision for credit losses.

As shown on slide 11, net interest income for the quarter totaled $260 million. Core net interest income – excluding all accretion, including PPP accretion – improved by $5.8 million from Q2, $2.5 million of which was due to an additional day count and the remainder of which was due to stronger net interest income per day. Our loan growth and continued improvement in deposit funding costs helped improve core net interest income.

Our net interest margin was 2.86% for Q3, flat with Q2. Loan yields of 4.07% were up slightly from Q2, but loan yields excluding PPP loans were down 10 bps to 3.91%. New loan yields in Q3 were 3.18%, down 24 bps from Q2. As a reminder, and as illustrated on slide 16, the average 10-year treasury yield was down 26 bps in Q3 vs. Q2. Overall cost of funds declined 4 bps to 13 bps. Core loan growth (excluding PPP) was $571 million. Our C&I loans grew by $336 million, followed by owner occupied CRE at $93 million and construction (which includes consumer construction/perm mortgages) at $85 million. Single family residential excluding construction/perm loans declined by $14 million in the quarter. Our commercial pipeline remains strong, at $4.7 billion at quarter end. As you’ll note on slide 12, we had another good quarter of loan production.

On the deposit side, our cost of total deposits declined 3 bps to 9 bps and total deposits grew over $318 million after a $344 million reduction in CD’s.

We continued with the plan to deploy some of the excess cash into both loan growth and securities, with securities growing by $615 million vs. Q2 balances. As you can see on slide 17, investments moved to 15.7% of assets, and our fed funds sold balances were at 13.9% of assets, and we remain below peers in securities to assets and well above peers in cash to assets, so we continue to have extensive dry powder. Additionally, you’ll note our asset sensitive profile and low historical deposit beta illustrated on slides 18 and 19.

Turning to noninterest income. Our noninterest income of $87 million was up $8 million from Q2. As highlighted on slide 13, Mortgage banking income improved by $5.5 million from last quarter’s $10.1 million but remains well below last year’s record third quarter. Production was $1.3 billion, with purchase loans representing 70 % of total volume. We sold 54% of our volume in the secondary market, down 3% from Q2. After last year’s record margins, gain on sale margins have returned to levels more consistent with historical levels, with a slight improvement from Q2. Turning to slide 14, Correspondent income was $25.2 million, down slightly from Q2’s $25.9 million. Deposit fee income also increased $2.2 million, some of which is attributable to fee waivers last quarter associated with our core system conversion.

On noninterest expense, total NIE (excluding merger related expenses) was $214.7 million, down approximately $4 million from Q2 in spite of a loss on the sale of a piece of acquired ORE due to a zoning issue and higher health insurance expense due to claims activity. Q3 also reflects a full quarter of merit increases, which were effective July 1. Also, as John referenced, we have refined our conversion date for Atlantic Capital and it is now expected to occur in the second quarter of 2022 rather than Q1. So, with respect to NIE and 2022 modeling, this will slightly push back much of our cost save realization by a few months.

I’ll now discuss Credit. With respect to CECL and the allowance, improvement in economic projections impacting our loss drivers led to another reduction in the allowance for credit losses. These improved economic forecasts caused us to record a negative provision for loan losses of $38.9 million. For this quarter’s weightings of Moody’s economic scenarios in our CECL modeling, we reviewed the underlying assumptions in the Moody’s Baseline and S3 scenarios and decided to move to a slightly more conservative weighting than Q2, with Baseline at 60% and S3 at 40% (vs. two thirds – one third last quarter). On that note, as shown on slide 24, we had another quarter of excellent loss results, with less than $50 thousand in net charge-offs. This brings our 5 quarter cumulative net charge-offs to 5 basis points, or an average of 1 bp per quarter. Our past dues, NPA’s, criticized and classified assets remain low. Our ending reserves (excluding PPP loans) are shown on slide 29 and were 135 bps, or 147 bps including the reserve for unfunded commitments. The $75 million in remaining unrecognized discount on acquired loans represents another 33 bps.

Turning to Capital. With the pending Atlantic Capital merger and safe harbor limitations, our repurchase activity was more muted during the quarter after announcement, with total repurchases of 485 thousand shares in Q3 and an additional 120 thousand shares in early October. We are out of the market until the Atlantic Capital Shareholder meeting, which is scheduled for November 16. Even with the increase in loan growth and repurchase activity, our capital ratios remain strong, with a leverage ratio of 8.1%, CET1 of 11.9%, and Total risk-based capital at 13.7%. TBV per share ended the quarter at $43.98, up 10.4% over the last year.

I’ll turn it over to Doug to give a few highlights on Atlantic Capital’s quarter.

Doug Williams: Thank you, Will, and good morning.

I’m pleased to have this opportunity to share Atlantic Capital’s third quarter results with you. As you know, we filed our earnings release and investor presentation last night and those are available on our website. First, I would like to thank my Atlantic Capital teammates for another great quarter. Despite the added work of merger, integration planning and related distractions, they remained focused on helping our clients pursue opportunities and meet changes. Although economic recoveries slowed due to the delta variant surge and there are uncertainties about the effects of the physical and monetary policies on the courses of economy, our clients are performing well and continue to make investments for the future. Those investments are driving our new business pipelines and resulting loan growth.

With strong growth in loans, deposits and revenue, Atlantic Capital recorded another quarter of solid operating results. As we reported, Atlantic Capital earned $0.65 per diluted share for the third quarter of 2021, compared to $0.58 for the second quarter and $0.40 per diluted share in the third quarter last year. Pre-provision net revenue was $14.7 million, a 9% annualized increase from the second quarter, and an increase of 37% compared to the third quarter of 2020. Loans held for investment, excluding triple P loans, grew 12% annualized from the second quarter of 2021, and 14% year-over-year. Loan origination volume was strong across all of our banking teams and net loan growth was particularly strong in the commercial & industrial and commercial owner-occupied real-estate categories. Since Atlantic Capital became a public company almost 6 years ago, these commercial loan categories have grown at a 13% compounded average growth rate.

Credit quality is excellent. There were no net charge-offs during the quarter. Nonperforming assets as a percent of total assets was 0.10% at quarter-end. And criticized and classified loans decreased 34%. As you’ve seen, we recorded a negative provision of $2.4 million for the quarter. The allowance for credit losses, excluding triple P loans, was 1.18% at quarter-end.

With sharp focus on corporate treasury management business for Atlanta based enterprises and for high volume payments and FinTech companies across the country, Atlantic Capital has built a strong core deposit franchise. Since we became a public company almost 6 years ago, average total deposits have grown 20% compounded annually, and average demand deposits have grown at a 30% compound average growth rate. Payments volumes, service charges, and average deposits from the payments and FinTech business continued to grow in the 40% range. For the third quarter, average deposits increased 13% annualized on a linked-quarter basis and grew 38% year-over-year. The average cost of deposits was 8 basis points, down from 10 basis points last quarter. Noninterest-bearing demand deposits averaged more than 39% of average total deposits.

As we look ahead to the fourth quarter and back to 2020, our investment pipelines are robust, and we expect continued strong momentum in loan, deposit and revenue growth. Pat Oakes and I will be able to answer your questions during the Q&A portion of our call this morning. Now back to John.

John Corbett: Thanks, Doug. So we were encouraged with the healthy loan growth in the quarter, our progress on expense savings, and growth in core net interest income. And with the strength of Atlantic Capital’s results and rising interest rate backdrop, we are feeling good about our momentum, as we head into 2022. Operator, let’s open the lines for questions.

Question and Answer

Operator

[Operator Instructions] Our first question today comes from Jennifer Demba of Truist. Jennifer, over to you.

Jennifer Haskew Demba

Truist Securities, Inc., Research Division

Thank you. Good morning. Congratulations on the very good quarter. Do you think your pipeline and your business momentum right now could mean better than mid-single-digit loan growth continuing over the near time?

John C. Corbett

CEO & Director

Yes, Jennifer, there was a slide we put in the deck on page 12, which I think is very illustrative of what’s going on through the pandemic and the rising loan production that we’ve experienced. This quarter with loan production origination of $2.6 billion, it’s up from last quarter, it’s up 72% from a year ago. And from the net growth standpoint, it’s the highest net loan growth we’ve had at $573 million. If you go back two and a half years, it is more than doubled net loan growth dollars that we have experienced. You know, part of this is seasonal business that we had. We did some business with companies that do hurricane clean-up for power companies and that was a part of the growth this quarter. Our pipelines are growing into October. At the same time, we continue to see sales of some operating companies and some sales of some CRE properties but these are low cap rates so I think our guidance, Jennifer, originally was mid-single-digits for the back half of this year but we wound up at 10% for the third quarter. As I look ahead into the fourth quarter, maybe because some of these seasonal businesses, as well as some of these paydowns, we might be at low to mid-single digit growth in the fourth quarter. But I think our trajectory is as we head into 2022, it’s going to look like mid to upper-single digits, which I think is the guidance we’ve given previously. So I think we are on track, mid to upper-single digits in 2022.

Jennifer Haskew Demba

Truist Securities, Inc., Research Division

Okay. And can you quantify how much of that loan production in the third quarter was from that more hurricane related lending?

John C. Corbett

CEO & Director

Yes, it’s about a third of net loan growth. That’s business that we have some clients that do work for large power companies in the north east and the Gulf Coast states, that come in after hurricanes. So that business typically increases in the third quarter and it’s flat in the fourth, and you see some of that come down in the first and the second quarter in the following year. So it’s about third of the overall growth.

Jennifer Haskew Demba

Truist Securities, Inc., Research Division

Okay. My last question on asset quality. Your losses have been extraordinarily low. What’s your outlook for the next couple of years? Do you think it can stay really low, maybe not quite this low but really low?

John C. Corbett

CEO & Director

I think historically, if you look at the asset quality metrics of our Company, you know Doug is at the 0% charge-offs, SouthState/CenterState, all very conservative underwriters relative to the peer groups and the metrics if you go back through the cycle. You know right now, Jennifer, we are sitting on a tremendous amount of cash on the side lines with our banks but also with our consumer and commercial customers so I would think that at least in the recent to short-to-intermediate time period in the next year or so, we’ll continue to see good asset quality metrics as long as there’s so much cash on our clients’ balance sheets.

Jennifer Haskew Demba

Truist Securities, Inc., Research Division

Thank you.

John C. Corbett

CEO & Director

Thank you.

Operator

Thank you, Jennifer, and now we are moving over to Brody Preston at Stephens. Brody, over to you.

Broderick Dyer Preston

Stephens Inc., Research Division

Hey, good morning, everyone. I wanted to, just real quick, just on the seasonal hurricane commercial relationships, so in terms of modeling, should we expect that this kind of similar, you explained that it is about a third of your overall C&I growth, so that’s about $110 to $115 million or so, should I expect that level of seasonality in the third quarter in every year going forward?

John C. Corbett

CEO & Director

You know, it’s just like predicting the weather. So our clients this year had client relationships where storms landed so it might be a little bit outsized this year than it would be in the future. But it’s a business we like, a lot. The counter-parties of the other-end of the repayment are these large publicly traded power companies, so this year, I think is a little more outsized, just because of where the hurricanes landed.

Broderick Dyer Preston

Stephens Inc., Research Division

Got it. Okay. Maybe just on the mortgage. The mortgage business. Could you help, could you tell me what the size of the servicing portfolio was at the end of the quarter? I think it was $5.8 billion at June 30, you know, in terms of the size of the loans you’re servicing?

Stephen D. Young

Senior EVP & CSO

Brody, it’s Steve. I don’t have the number in front of me but it’s pretty close to that number. It might be closer to the $6 billion and we did grow a little bit over the quarter. But, yeah, somewhere in that general, general vicinity.

Broderick Dyer Preston

Stephens Inc., Research Division

Okay. Okay thank you and you know, the last couple of quarters, you know, you ratcheted down the amount of your production in the secondary market from like 72% to somewhere close to like 55%. You know, just thinking about your puts and takes between your expectation around the growth on your commercial side and the residential production. Should we expect, you know, the secondary percentage to kind of remain in the 55% range going forward or should we expect it to move back up so in the 70% range?

Stephen D. Young

Senior EVP & CSO

Yeah, Brody, I would think it’d probably be somewhere in between, I would think it’ll probably be close somewhere around 60s. You know I think what’s going to happen, if you look at the MDA forecast for next year, the refinance index is supposed to be considerably down, which doesn’t bother us very much because 70% of our business is purchase, but what that will do on our portfolio loans, likely is it’ll just allow us for less refinancing there. And so just the natural evolution of loan growth in our own portfolio, it’ll just take longer, because we don’t have as much prepayment, but you know, obviously, as we think about the economics of whether to sell loans or whether to keep a loan, has to do with the gain on sale margins. It has to do with what our liquidity positions are. There are several things. But I think 60% is probably a good modeling. That's how we would model it.

Broderick Dyer Preston

Stephens Inc., Research Division

Okay. Thank you for that. Just on the balance sheet, the securities growth, you know, thinking about the yield that you put on this quarter, were they, what's the effective duration of the portfolio? And what are your, you know, current plans for securities growth here in the fourth quarter?

Stephen D. Young

Senior EVP & CSO

Yes. Brody, it's Steve again. We had a slide in there. I think it's page 16, which just describes sort of the growth in our securities book and also sort of the position in our cash position. So at the end of the third quarter, we had $5.7 billion in cash and the $6.4 billion securities book. As you mentioned, it did grow $700 million. I think we mentioned on the call, our best forecast was we were going to grow at $500 million or so the quarter. What happened, of course, in the end of September, we had, saw a nice rate increase and so took advantage of some of that toward the end of the quarter. You know, as we think about that portfolio and as you all model relative to us and Atlantic Capital combined, today, we're around a little less than 16% of investments to assets. I think for us, as we look at it as a combined company on a $45 billion balance sheet, we're somewhere between 16% and 18%. It’s the way I would kind of model it so maybe 17% or so. And then we're just going to see what the yield curve does from here. There's so much uncertainty. But I think we've gotten to a position we feel a lot more comfortable with than where we were a few quarters where we were more like 11% or 12% of assets.

William E. Matthews

Senior EVP & CFO

And Brody, it's Will. I would just add that assumes that we don't have unexpected additional deposit growth. I think the industry received more liquidity coming into deposits this year than many of us expected. So it's hard to predict. But based on what we see today, that's our expectation.

Stephen D. Young

Senior EVP & CSO

And if you look at that and kind of play that out to the end of next year with Atlantic Capital and with sort of flat deposit rates and with our loan growth, the way John mentioned it, we're still going to have $4 billion of cash sitting on the balance sheet. So I think we're going to have plenty of flexibility to do whatever is necessary when the time comes.

Broderick Dyer Preston

Stephens Inc., Research Division

Got it. Okay. And I just have a couple more here. On the origination side, on the loans, what are new origination yields coming on at? You know a lot of other companies have bemoaned how competitive it is. And so I just wanted to get a sense from you where that's hanging out?

Stephen D. Young

Senior EVP & CSO

Yes. We, Brody, we, I think Will mentioned in his remarks, I think it's 3.18 this quarter with the new production. And you know, part of this is, of course, the duration of what the lending you're doing. And we're trying to be prudent there relative to swapping some larger deals. And sometimes that shows up in the yield day 1 and doesn't show up over a period of time, depending on what LIBOR or SOFR does. So yes, our yield was 3.18 with the back-up in rates, I'd expect, particularly the 5-year treasury is backed up probably 30 or 40 basis points. I would expect that those new production yields would start moving back up towards 3.50.

Broderick Dyer Preston

Stephens Inc., Research Division

Got it. Okay. And then last one, just on the provision. You took another 20 bps or so out of the reserve ratio this quarter. Could you just refresh me real quick? I thought it was, thought that the day 1 combined was 115%, you know, for CenterState/SouthState. And -- is that still a good level to think about from a normalized provisioning perspective going forward?

William E. Matthews

Senior EVP & CFO

Yes, Brody, it's Will. It's a hard question to answer. So I think that is a reasonable forecast, but the complexity you have with CECL being adopted when it was, and then the unprecedented government reaction that has occurred, and then that leading through a recession where people didn't have credit losses is going to impact the statistical, historical correlation between recessionary-type economic metrics and loss drivers and resulting losses. So it will be an interesting issue for the whole industry to tackle when you're going to have a data set come into the historical data that's going to be abnormal at best. So yes, I think that's a reasonable way to model, but I just want to clarify that it's, it's a tough modeling proposition based on the fact that we've been through a period with really no losses in spite of a recession.

Broderick Dyer Preston

Stephens Inc., Research Division

Understood. Thank you very much for taking my questions everyone. I appreciate it.

Operator

Thank you Brody, we're now moving on to Catherine Mealor of KBW. Catherine, please go ahead.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Thanks. Good morning. Want to ask a question on expenses. You saw a nice reduction in expenses this quarter, just given we had the cost savings fully coming in. But we've seen from really most of your peers that have reported so far an increase in expenses, just given wage inflation and mix higher technology costs and all the things. So just can you update us on your thoughts on expense growth from here? And how will you think a kind of fair run rate is for 2022, maybe once we've got ACBI's cost savings fully in there?

William E. Matthews

Senior EVP & CFO

Sure, Catherine. We still expect in the shorter term, Q4 to be what we had projected before. There are always a few things that move one way or another that are hard to predict. This quarter, we had some things with health insurance claims, for example, we're self-insured. But generally, we think that range of $210 million to $215 that we expressed before is about right for the fourth quarter. So similar to Q3.

Looking ahead, we're still completing our budgeting process. The guidance that we have given to the team is that we need to and expect to be in the low single digits in terms of our expense growth for next year. And as we've said with our Atlantic Capital, we expect to save roughly a third of their expense base, that's about $20 million on an annualized basis or $5 million a quarter. With us doing the conversion late Q2, you'll start to see that in Q3, and it will show up more in Q4 for them. Having said all that, of course, we are in the same competitive market, everyone else is for labor and all that. But we're working hard to try to keep our expense growth down to that low single-digit range.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

And I think you mentioned earlier that the ACBI conversion, you think is late Q2. Have you changed when you believe you'll close the deal?

William E. Matthews

Senior EVP & CFO

No, we have not. As you've noted, the two remaining things we need to achieve to be able to close, the shareholder vote, which is scheduled for November 16, and then secondly, receive Federal Reserve approval. We received the OCC approval. So we have no reason to believe that our currently planned January 1 closing would be beyond that, but it's not in our control.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. Great. Thank you so much.

Operator

Thank you, Catherine and now moving over to Stephen Scouten of Piper Sandler. Stephen, please proceed with the questions.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Hey, good morning, everyone. I, just to follow up, Will, on your comment there. Did I hear you say that correctly that you guys do need DC Fed approval on the deal? And I know we just, I think there was 1, 2 days ago that maybe got DC Fed approval, but I'm sure there's another deal kind of in your market that's been delayed. So I guess, have you gotten any insight on what that timeline might be? I know you said you don't have any reason to believe it's changed, but just anecdotally, what you're hearing from people?

John C. Corbett

CEO & Director

Stephen, it's John. We got OCC approval rather rapidly. As Will said, the shareholder vote [date] is set. So we've heard nothing concerning at all from the Federal Reserve, but we do know that they've got a lot on their plate right now. So I think the ball is in their court. And so we're optimistic and haven't heard any reason why there would be delays, but that's in Washington.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Okay. Fair enough. And then, John, you mentioned kind of for 2022, the strategic focus is really more on fold in ACBI, organic growth continued new hires. And you all put out some pretty impressive press releases around the new talent you've been able to add. I'm just wondering if you can frame that up in some way kind of if you have numbers on how many lenders you've added over the last 12 months or kind of what your total pool of lenders are or what percentage increase, anything like that, that would kind of frame up just how big an opportunity that's been on the hiring front?

John C. Corbett

CEO & Director

Yes. We added, we did a press release that we added 9 bankers in the third quarter, and the trend is very similar. They typically 20 to 25, 30-year veterans coming out of the largest banks in the metro markets. Typically, they're long-term middle-market bankers, commercial bankers and treasury specialists. So we've just got a unique opportunity here with the company that we've built that has both an entrepreneurial culture as well as the scale to compete with the largest banks that has become a very, very attractive platform for us. So I look for that pace to continue. I think in the last 12 months, I think it's been in the neighborhood of 8 to 10 a quarter. So 35, 40 bankers a year that we're looking to add, and we're really encouraged with the platform we've got and the attraction that it has for these bigger bankers.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Okay. Very helpful. And maybe just last thing for me. I know Atlantic Capital had a recent press release talking about their expanded sales relationship, and I'm just wondering, I don't know if Doug, is still available. If there's any commentary there of just understanding what that expanded relationship means and what it could mean for the pro forma company, any increases to kind of expectations since the deal was announced?

Douglas L. Williams

President, CEO & Director

Atlantic Capital Bancshares, Inc.

Stephen, the press release that you're referring to talked about that we are beginning to issue secured credit cards for Self. And I think, as of the close of the quarter, we have several thousand cards outstanding now with an average balance of maybe a couple of hundred dollars. And again, these are secured cards. So this is another avenue of loan growth under the Self-program. We have the credit builder account. These are the secured installment, CD secured installment loans that have an average balance in the several hundred dollar range. And now we're adding the credit card, secured credit cards with average balances maybe in the couple of hundred dollar range. And we expect this to grow rapidly over the next few quarters. Earlier this year, we had a $200 million guidance limit for Self. We've increased that to $500 million to accommodate anticipated growth. So I think you'll see growth accelerate over the next few quarters from that sale.

Stephen Kendall Scouten

Piper Sandler & Co., Research Division

Perfect. That’s very helpful. Thanks everyone for the color guys and congrats on the quarter.

Operator

Thank you, Stephen. [Operator Instructions] Our next question is from Christopher Marinac of Janney Montgomery Scott. Christopher, please go ahead.

Christopher William Marinac

Janney Montgomery Scott LLC, Research Division

Thank you, ma’am, I guess if we stick with Doug for a second, these really strong deposit growth as well as the cash that's still outstanding at Atlantic Capital. Is any of that temporary, Doug? Or is that still kind of a permanent part of your growth?

Douglas L. Williams

President, CEO & Director

Atlantic Capital Bancshares, Inc.

There's some seasonality. As you know, Chris, we typically build balances in the last 2 quarters of the year. But that's going to stick around. It did last year, and I don't see any significant moves to withdraw liquidity from the system in terms of monetary policy and so forth. So it is organic. I think it will stick around. There's some seasonality there related to the ACH processing business for payroll companies, but I think we'll see most of that hang around.

Patrick Oakes

Atlantic Capital Bancshares, Inc.

EVP & CFO

Yes, Chris, I would focus on the average, not that period end balance because that period end balance is inflated. With the payroll business we have, Thursday is a big number for us. So the quarter ended on a Thursday, so that does inflate the balance.

Douglas L. Williams

President, CEO & Director

Atlantic Capital Bancshares, Inc.

But again, on an average basis, we had 13% linked quarter annualized growth in deposits, and we had 38%, 36% - 38% growth year-over-year. So strong mid-teens percentage average growth in deposits, I think is a trend that's sustainable.

Christopher William Marinac

Janney Montgomery Scott LLC, Research Division

Great. Thanks for that and back to the SouthState side, I just wanted to ask more about the correspondent banking business, both on the ARC opportunities in the next couple of quarters as well as any products that you envision in the future?

Stephen D. Young

Senior EVP & CSO

Chris, we, that business has been really performed pretty steadily this year. If you think about opportunity there, you know, all the banking system has excess deposits that they have to do 1 or 2 things. They either have to loan it or invest it. And so just like we have all this excess liquidity so do our clients, 1,000 clients. And so how we think the shape of the yield curve is going to matter there. So as the yield curve gets deeper, we'll do more fixed income, as the yield curve gets flatter, we'll do more swap income on loans. Even in the last couple of days, you've seen the interest curve, the interest rate curve flatten and my guess is that they are going to pick up some. But anyway, I think what we're trying to do is build out some, I'll call it, little specialties within some of those fixed income and ARC products. I don't think they're huge needle-movers relative to the income, but you'll just continue to see, I think, really solid performance out of that group. It's a great business, a $100 million-plus revenue business. So it's done really well and been pretty steady.

Christopher William Marinac

Janney Montgomery Scott LLC, Research Division

Great, Steve. Thanks for that and just last question, perhaps for Will, is the fixed rate lending in the portfolio, I think, is 49%. Do you vision that changing much as 2022 and '23 come into focus, particularly post the merger?

William E. Matthews

Senior EVP & CFO

Chris, I really don't. That's been a pretty consistent number for us over time. And I'll remind you, too, the fixed rate lending we do with the exception of some portfolio mortgages is generally going to be in that 5-year sort of range. And so there's sort of a constant amortization of that rolling through. And that's an important part of our asset sensitivity, but I think it's even more important, I guess, is that core funding base. And we've got a slide in the deck that shows our deposit costs over the last cycle, beginning back in 2015, that's on slide 19 of the deck, if you want to take a look at that. But I think that's really more of the asset sensitivity story than, in fact, the loan repricing. But to answer your question directly, no, I don't see that changing really significantly from where it is today.

Stephen D. Young

Senior EVP & CSO

And Chris, I'd add, we did have this new slide in there, I think Will had it at page 19. And I just think it's worth when you have time to look at it for probably everyone that's on the call because I do think it illustrates the rising rate, interest rate sensitivity we have and so much of it is tied to our deposit base, and it really illustrates the importance of our deposits. And what we did on this slide on page 19 was we went back to the last rate cycle starting in the fourth quarter of 2015 all the way to the end of the rate cycle, the second quarter of 2019, and we plotted 3 things; we plotted our combined deposit costs, which is the bottom line, middle line is the Fed funds rate, and the top line is the 5-year treasury, which is where we do a lot of our lending and commercial lending and others. And what it shows is our combined deposit beta was only 24%. But I'd probably direct you to the second quarter of 2018. In the second quarter of '18, the Fed funds rate was only 1.75, but our deposit beta was only 15% at that date, the 5-year treasury was 2.75, and our combined bank traded at more than 3x tangible book, the secret to this franchise is the rising rate and the deposit lag in the book. So anyway, I just wanted to, back to interest rate sensitivity, we try to put that slide in, just to give you some history of the combined company where we think the future earnings power is, if we get a little yield curve help.

Christopher William Marinac

Janney Montgomery Scott LLC, Research Division

No, I appreciate that. That’s a great disclosure. Thanks for this highlights on that, that graph.

Operator

Okay. And that was our final question. Thank you, Christopher. We will, I'll hand back to the management team for any final remarks.

John C. Corbett

CEO & Director

Thank you all for joining us this morning. We appreciate your coverage on SouthState. As always, if you have any questions on your modeling, don’t hesitate to reach out to Will and Steve. Hope you have a great day. And as we sit here with Doug and Pat, go Braves.

Operator

This concludes today's call. Thank you all for joining, and have a great rest of your day.

Cautionary Statement Regarding Forward Looking Statements

Statements included in this communication, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, among other things, management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and SouthState. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. SouthState cautions readers that forward-looking statements are subject to certain risks, uncertainties and assumptions that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following: (1) economic downturn risk, potentially resulting in deterioration in the credit markets, greater than expected noninterest expenses, excessive loan losses and other negative consequences, which risks could be exacerbated by potential continued negative economic developments resulting from the Covid19 pandemic, or from federal spending cuts and/or one or more federal budget-related impasses or actions; (2) interest rate risk primarily resulting from the low interest rate environment and historically low yield curve primarily due to government programs in place under the CARES Act and otherwise in response to the Covid19 pandemic, and their impact on the Bank’s earnings, including from the correspondent and mortgage divisions, housing demand, the market value of the bank’s loan and securities portfolios, and the market value of SouthState’s equity; (3) risks related to the merger and integration of SouthState and CSFL including, among others, (i) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (ii) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (iii) the amount of the costs, fees, expenses and charges related to the merger, (iv) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger, (3) risks related to the merger and integration of SouthState and Atlantic Capital including, among others, (i) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (ii) disruption to the parties’ businesses as a result of the announcement and pendency of the merger, (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (iv) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (v) the failure to obtain the necessary approvals by the shareholders of SouthState or Atlantic Capital, (vi) the amount of the costs, fees, expenses and charges related to the merger, (vii) the ability by each of SouthState and Atlantic Capital to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction),  (viii) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger, (ix) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (x) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xi) the dilution caused by SouthState’s issuance of additional shares of its common stock in the merger, (xii) general competitive, economic, political and market conditions, and (xiii) other factors that may affect future results of Atlantic Capital and SouthState including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms (4) risks relating to the continued impact of the Covid19 pandemic on the company, including possible impact to the company and its employees from contacting Covid19, and to efficiencies and the control environment due to the continued work from home environment and to our results of operations due to government stimulus and other interventions to blunt the impact of the pandemic; (5) the impact of increasing digitization of the banking industry and movement of customers to on-line platforms, and the possible impact on the Bank’s results of operations, customer base, expenses, suppliers and operations; (6) controls and procedures risk, including the potential failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures; (7) potential deterioration in real estate values; (8) the impact of competition with other financial institutions, including pricing pressures (including those resulting from the CARES Act) and the resulting impact, including as a result of compression to net interest margin; (9) risks relating to the ability to retain our culture and attract and retain qualified people; (10) credit risks associated with an obligor’s failure to meet the terms of any contract with the bank or otherwise fail to perform as agreed under the terms of any loan-related document; (11) risks related to the ability of the company to pursue its strategic plans which depend upon certain growth goals in our lines of business; (12) liquidity risk affecting the Bank’s ability to meet its obligations when they come due; (13) risks associated with an anticipated increase in SouthState’s investment securities portfolio, including risks associated with acquiring and holding investment securities or potentially determining that the amount of investment securities SouthState desires to acquire are not available on terms acceptable to SouthState; (14) price risk focusing on changes in market factors that may affect the value of traded instruments in “mark-to-market” portfolios; (15) transaction risk arising from problems with service or product delivery; (16) compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; (17) regulatory change risk resulting from new laws, rules, regulations, accounting principles, proscribed practices or ethical standards, including, without limitation, the possibility that regulatory agencies may require higher levels of capital above the current regulatory-mandated minimums and including the impact of the CARES Act, the Consumer Financial Protection Bureau regulations, and the possibility of changes in accounting standards, policies, principles and practices, including changes in accounting principles relating to loan loss recognition (CECL); (18) strategic risk resulting from adverse business decisions or improper implementation of business decisions; (19) reputation risk that adversely affects earnings or capital arising from negative public opinion; (20) cybersecurity risk related to the dependence of SouthState on internal computer systems and the technology of outside service providers, as well as the potential impacts of internal or external security breaches, which may subject the company to potential business disruptions or financial losses resulting from deliberate attacks or unintentional events; (21) reputational and operational risks associated with environment, social and governance matters; (22) greater than expected noninterest expenses; (23) excessive loan losses; (24) potential deposit attrition, higher than expected costs, customer loss and business disruption associated with the Atlantic Capital integration, and potential difficulties in maintaining relationships with key personnel; (25) the risks of fluctuations in market prices for SouthState common stock that may or may not reflect economic condition or performance of SouthState; (26) the payment of dividends on SouthState common stock, which is subject to legal and regulatory limitations as well as the discretion of the board of directors of SouthState, SouthState’s performance and other factors; (27) ownership dilution risk associated with potential acquisitions in which SouthState’s stock may be issued as consideration for an acquired company; (28) operational, technological, cultural, regulatory, legal, credit and other risks associated with the exploration, consummation and integration of potential future acquisition, whether involving stock or cash consideration; (29) major catastrophes such as hurricanes, tornados, earthquakes, floods or other natural or human disasters, including infectious disease outbreaks, including the ongoing Covid19 pandemic, and the related disruption to local, regional and global economic activity and financial markets, and the impact that any of the foregoing may have on SouthState and its customers and other constituencies; (30) terrorist activities risk that results in loss of consumer confidence and economic disruptions; (31) risks related to the proposed merger of SouthState and Atlantic Capital, including, among others, (i) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (ii) disruption to the parties’ businesses as a result of the announcement and pendency of the merger, (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (iv) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (v) the failure to obtain the necessary approvals by the shareholders of SouthState or Atlantic Capital, (vi) the amount of the costs, fees, expenses and charges related to the merger, (vii) the ability by each of SouthState and Atlantic Capital to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), (viii) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger, (ix) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (x) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xi) the dilution caused by SouthState’s issuance of additional shares of its common stock in the merger, (xii) general competitive, economic, political and market conditions, and (xiii) other factors that may affect future results of Atlantic Capital and SouthState including changes in asset quality and credit risk, and (32) other factors that may affect future results of SouthState, as disclosed in SouthState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, filed by SouthState with the U.S. Securities and Exchange Commission (“SEC”) and available on the SEC’s website at http://www.sec.gov, any of which could cause actual results to differ materially from future results expressed, implied or otherwise anticipated by such forward-looking statements.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. SouthState does not undertake any obligation to update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.